300 North LaSalle Street Chicago, Illinois 60654
Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 25, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Jennifer Riegel
Scot Foley

Re:	Sagent Pharmaceuticals, Inc.
Registration Statement on Form S-3
(SEC File No. 333-185645), originally filed December 21, 2012

Ladies and Gentlemen:

Sagent Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in your letter to the Registrant, dated January 4, 2013. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-3 filed with the SEC on December 21, 2012. Where applicable, we have referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

January 25, 2013

General

1.	It appears that you are not eligible to use Form S-3 due to the fact that your Current Report on Form 8-K concerning Item 5.07 filed on May 31, 2012 was not timely filed. Since it appears that you are not eligible to use Form S-3, you cannot conduct a primary delayed at the market offering of up to 9,000,000 shares of common stock. If you intend to register the resale offering, please amend your filing to be on a form that you are eligible to use and remove the primary delayed at the market offering of up to 9,000,000 shares of common stock from your registration statement.

Response: Pursuant to a letter dated January 16, 2013 from us (on behalf of the Registrant) to the SEC’s Office of Chief Counsel, Division of Corporation Finance (Attention: Carolyn Sherman), the Registrant requested that it be permitted to use a Form S-3 registration statement, notwithstanding the fact that the Form 8-K referenced in the staff’s comment was not timely filed. The Office of Chief Counsel verbally confirmed on January 17, 2013 that the requested waiver from the Form S-3 eligibility requirements had been granted.

2.	If you believe that you are eligible to use Form S-3 to register this offering, you must satisfy all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933. Accordingly, please revise your disclosure to identify each initial offering transaction in which the unnamed stockholders acquired their shares. Alternatively, if you are not eligible to use Form S-3 and intend to register the resale offering on a Form S-1, please be advised that you must disclose all information concerning the selling stockholders required by Item 507 of Regulation S-K.

Response: In response to the staff’s comment, the Registrant has revised the disclosure on page 5 of the Prospectus to describe each initial offering transaction in which the unnamed selling stockholders acquired their shares.

Securities and Exchange Commission

January 25, 2013

Finally, the Registrant will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

Dennis M. Myers, P.C.

cc:	Michael Logerfo, Executive Vice President, Chief Legal Officer and Corporate Secretary

Sagent Pharmaceuticals, Inc.